UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated September 4, 2018

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓   Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye-Stillwater" or "the Group" or "the Company")

DEALING IN SECURITIES

Johannesburg, 4 September 2018. In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the Listings Requirements") we hereby advise that Messrs N Froneman, Chief Executive Officer and C Keyter, Chief Financial Officer of Sibanye Gold Limited have retained and/ or sold their Bonus Shares which were granted on 1 March 2017 ("the Grant Date") in terms of The Sibanye Gold Limited 2013 Share Plan. Messrs N Froneman and C Keyter sold Bonus Shares which were awarded to them in order to settle the associated tax liability.

Details of the transactions are set out below:

Name	**N Froneman**
Position	Chief Executive Officer
Company	Sibanye Gold Limited
Nature of interest	Direct and Beneficial
Nature of transaction	Off market vesting and retention of bonus shares
Transaction Date	3 September 2018
Number of Shares	28 776
Class of Security	Ordinary shares
Market Price per share:	R8.8524
Total Value	R254 736.66
Vesting Period	Vest in equal parts on 9 months and 18 months of the Grant Date

Name	**N Froneman**
Position	Chief Executive Officer
Company	Sibanye Gold Limited
Nature of interest	Direct and Beneficial
Nature of transaction	On market sale of bonus shares to cover associated tax liability.
Transaction Date	3 September 2018
Number of Shares	25 009
Class of Security	Ordinary shares
Market Price per share:	R8.9251
Total Value	R223 207.83
Vesting Period	Vest in equal parts on 9 months and 18 months of the Grant Date

Name	**C Keyter**
Position	Chief Financial Officer
Company	Sibanye Gold Limited
Nature of interest	Direct and Beneficial

Nature of transaction	Off market vesting and retention of bonus shares
Transaction Date	3 September 2018
Number of Shares	14 391
Class of Security	Ordinary shares
Market Price per share:	R8.8524
Total Value	R127 394.89
Vesting Period	Vest in equal parts on 9 months and 18 months of the Grant Date

Name	**C Keyter**
Position	Chief Financial Officer
Company	Sibanye Gold Limited
Nature of interest	Direct and Beneficial
Nature of transaction	On market sale of bonus shares to cover associated tax liability.
Transaction Date	3 September 2018
Number of Shares	12 504
Class of Security	Ordinary shares
Market Price per share:	R8.9251
Total Value	R111 599.45
Vesting Period	Vest in equal parts on 9 months and 18 months of the Grant Date

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal in the above securities has been obtained.

Contact:
James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014
email: ir@sibanyestillwater.com

Sponsor: J.P. Morgan Equities South Africa (Proprietary) Limited

FORWARD LOOKING STATEMENTS
This announcement includes "forward-looking statements" within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "target", "will", "forecast", "expect", "potential", "intend", "estimate", "anticipate", "can" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause Sibanye-Stillwater's actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: **September 4**, 2018

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer